Exhibit 99.1

CORE AI HOLDINGS INC. AND ITS SUBSIDIARY

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2026	2025
	USD	USD
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$12,035,390	$1,931,174
Accounts receivable, net	9,779,697	5,689,538
Prepayments	102,988	1,326,916
Other receivables, net	2,816,066	3,871,729
Total current assets	24,734,141	12,819,357

NON-CURRENT ASSETS
Long-term investment	294,429	294,429
Intangible assets, net	70	477
Operating lease right-of-use assets	227,267	291,081
Total non-current assets	521,766	585,987

Total assets	$25,255,907	$13,405,344

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Account and other payables	$22,328,401	$10,118,046
Taxes payable	11,493	22,929
Due to related party	328,300	-
Current operating lease liabilities	158,224	162,610
Total current liabilities	22,826,418	10,303,585

NON-CURRENT LIABILITIES
Warrant and preferred share liability	100	100
Total non-current liabilities	100	100

Total liabilities	22,826,518	10,303,685

SHAREHOLDERS’ EQUITY
Share capital	39,693,732	35,068,194
Accumulated other comprehensive loss	(47,907)	(2,884)
Accumulated deficits	(37,216,436)	(31,963,651)
Total shareholders’ deficit	2,429,389	3,101,659

Total shareholders’ equity	2,429,389	3,101,659
Total liabilities and shareholders’ equity	$25,255,907	$13,405,344

The accompanying notes are an integral part of these consolidated financial statements.

CORE AI HOLDINGS INC. AND ITS SUBSIDIARY

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
	USD	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$22,353,654	$14,344,630	$26,122,190	$28,854,393
Cost of providing services	(22,364,682)	(14,741,814)	(29,205,096)	(29,479,919)

Gross profit	(11,028)	(397,184)	(3,082,906)	(625,526)

General and administrative expenses	(1,614,924)	(265,043)	(1,902,214)	(463,876)
Allowance for credit loss	(22,455)	(138,293)	(257,166)	178,221
Total operating expenses	(1,637,379)	(403,336)	(2,159,380)	(285,655)

Operating loss	(1,648,407)	(800,520)	(5,242,286)	(911,181)

Foreign exchange (loss)gain	(43,610)	28,939	(86,593)	136
Other income,net	67,795	13,227	76,094	52,434
Total other income(expense), net	24,185	42,166	(10,499)	52,570
Loss before income tax	(1,624,222)	(758,354)	(5,252,785)	(858,611)

Income tax expenses	-	-	-	-

Net loss	(1,624,222)	(758,354)	(5,252,785)	(858,611)

Other comprehensive income (loss)
Foreign currency translation adjustment	31,696	(2,909)	45,023	(6,041)
Total comprehensive loss for the period	$(1,655,918)	$(755,445)	$(5,297,808)	$(852,570)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Weighted Average Shares Outstanding-Basic	21,243,390	16,825,577	20,582,896	16,825,577
Weighted Average Shares Outstanding-Diluted	21,243,390	16,825,577	20,582,896	16,825,577

Loss per share
Ordinary share - Basic	$(0.08)	$(0.05)	$(0.26)	$(0.05)
Ordinary share - Diluted	$(0.08)	$(0.05)	$(0.26)	$(0.05)

*	Shares are presented on a retroactive basis to reflect the reverse acquisition on October 3, 2025 and reverse stock split on October 7, 2025

The accompanying notes are an integral part of these consolidated financial statements.

CORE AI HOLDINGS INC. AND ITS SUBSIDIARY

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Ordinary shares	Share capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ Equity
		USD	USD	USD	USD
Balance as of December 31, 2024*	16,825,577	$2,569,566	$(372,320)	$(16,652)	$2,180,594
Net loss	-	-	(100,257)	-	(100,257)
Foreign currency translation adjustment	-	-	-	3,132	3,132
Balance as of March 31, 2025(Unaudited)	16,825,577	2,569,566	(472,577)	(13,520)	2,083,469
Net loss	-	-	(758,354)	-	(758,354)
Translation Adjustment	-	-	-	2,909	2,909
Balance as of June 30, 2025(Unaudited)	16,825,577	$2,569,566	$(1,230,931)	$(10,611)	$1,328,024

Balance as of December 31, 2025	19,922,402	$35,068,194	$(31,963,651)	$(2,884)	$3,101,659
Net loss	-	-	(3,628,563)	-	(3,628,563)
Foreign currency translation adjustment	-	-	-	(13,327)	(13,327)
Balance as of March 31, 2026(Unaudited)	19,922,402	35,068,194	(35,592,214)	(16,211)	(540,231)
Net loss	-	-	(1,624,222)	-	(1,624,222)
Issuance of common stock in a private placement	4,769,444	4,625,538	-	-	4,625,538
Foreign currency translation adjustment	-	-	-	(31,696)	(31,696)
Balance as of June 30, 2026(Unaudited)	24,691,846	$39,693,732	$(37,216,436)	$(47,907)	$2,429,389

*	Shares are presented on a retroactive basis to reflect the reverse acquisition on October 3, 2025 and reverse stock split on October 7, 2025

The accompanying notes are an integral part of these consolidated financial statements.

CORE AI HOLDINGS INC. AND ITS SUBSIDIARY

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2026	2025
	USD	USD
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	(5,252,785)	(858,611)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of intangible assets	418	644
Amortization of right of use assets	69,388	92,625
Allowance for credit loss	257,166	(178,221)
Change in operating assets and liabilities:
Accounts receivable	(4,146,299)	296,942
Prepayments	1,271,587	3,645
Other receivables	1,098,661	1,890,096
Account and other payables	11,847,275	(3,514,351)
Tax payables	(12,260)	-
Due to related party	328,300	-
Current operating lease liabilities	(10,227)	(155,774)
Net cash provided by (used in) operating activities	5,451,224	(2,423,005)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement	4,625,538	-
Net cash provided by financing activities	4,625,538	-

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	27,454	44,124

CHANGE IN CASH AND CASH EQUIVALENTS	10,104,216	(2,378,881)

CASH AND CASH EQUIVALENTS, beginning of year	1,931,174	5,559,276

CASH AND CASH EQUIVALENTS, end of year	12,035,390	3,180,395

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	-	-
Cash paid for interest expense	-	-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of right-of-use assets and lease liabilities, net of disposal	-	460,249

The accompanying notes are an integral part of these consolidated financial statements.

CORE AI HOLDINGS, INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(UNAUDITED)

1.	Corporation information

Core AI Holdings, Inc. (formerly Siyata Mobile Inc.) (the “Company” or the “Group”) was incorporated under the laws of British Columbia, Canada. On October 3, 2025, the Group completed a merger (the “Merger”) with Core Gaming, Inc. (“Core Gaming”), a developer of AI-driven gaming technologies. Upon completion of the Merger, Core Gaming became a wholly-owned subsidiary of the Group. Newbyera Technology Limited (“Newbyera”), a developer of cloud-based gaming platforms, is the sole operating subsidiary of Core Gaming. In connection with the Merger, the Group changed its name to Core AI Holdings, Inc

2.	Summary of Significant Accounting Policies

1) Basis Presentation

(a) Business Combination

On February 26, 2025, Core Gaming, Inc. (“Core Gaming”) entered into a Merger Agreement (the “Merger Agreement”) with Siyata Mobile Inc.(“Siyata Mobile”) and Siyata Core Acquisition U.S., Inc., a wholly-owned subsidiary of Siyata Mobile (“Merger Sub”) (the “Merger”). Upon completion of the Merger on October 3, 2025, (i) Core Gaming merged with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of Siyata Mobile, and (ii) in exchange for the outstanding shares of Core Gaming’s common stock, Siyata Mobile issued 16,825,577 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Siyata Mobile’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. In connection with the Merger, Siyata Mobile Inc. was re-named Core AI Holdings, Inc. (“Core Holdings”), and effected a 4-1 reverse stock split on October 7, 2025. Newbyera Technology Limited is the sole operating subsidiary of Core Gaming.

(b) Basis of Accounting

The Merger is accounted for as a reverse acquisition and a business combination using the acquisition method of accounting in accordance with ASC 805. While Core AI Holdings, Inc (formerly Siyata Mobile Inc) is the legal acquirer and Core Gaming was determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:(1) Relative voting rights, since the former shareholders of Core Gaming own 84.5% of Core Holdings’ outstanding common shares immediately following the closing of the Merger; (2) Composition of the management ,the management of Core Gaming will assume key positions in the management of Core Holdings; (3) Premium, $160,000,000 fair value of the consideration issued significantly exceeded the pre-merger market capitalization of Siyata Mobile. Consequently, Core Gaming is deemed to be the acquiring company for accounting purposes, and the Merger is accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. The historical financial statements of the Group prior to the merger date are those of Core Gaming, Inc., and the results of Core AI Holdings Inc (formerly Siyata Mobile Inc) are consolidated only from the closing date of October 3, 2025.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill. Refer to note 15 for additional information.

(c) Principal of Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

The unaudited condensed interim consolidated financial statements include the accounts of Core AI Holdings, Inc. (formerly Siyata Mobile Inc.) and its wholly-owned subsidiaries, Core Gaming, Inc. and Newbyera Technology Limited (collectively, the “Company”). All intercompany transactions, balances and unrealized gains have been eliminated in consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d) Use of Estimates

The preparation of these unaudited consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of these unaudited consolidated interim financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Group bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, useful lives and collectability evaluation of accounts receivables. Actual results could differ from those estimates.

(e) Foreign Currency Translation

The Group’s functional currency is United States dollars. The Group translates the financial statements of the Group entities (none of which has the currency of a hyperinflationary economy) that have a different functional currency different from the presentation currency into United States dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. Unrealized gains or losses arising from currency translation are included in other comprehensive loss.

2) Related Party Transactions and Balances

The Company identifies related parties in accordance with ASC 850, Related Party Disclosures. Related parties include, among others, principal owners, management, members of their immediate families, and entities for which such parties can significantly influence management or operating policies. Related party transactions are recorded based on the terms of the underlying arrangements and are disclosed when material to the financial statements.

3) Going Concern

For the three months ended June 30, 2026 and 2025, The Group had losses of $1,624,222 and $758,354 from the continuing operations, respectively, and for the six months ended June 30, 2026 and 2025, the Group had losses of $5,252,785 and $858,611 from the continuing operations, respectively. The accumulated deficit was $37,216,436 as of June 30, 2026. These factors raise substantial doubts about the Group’s ability to continue as a going concern.

As of June 30, 2026, the Group had cash and cash equivalents of $12.0 million, which consisted of cash in banks and highly liquid investments with original maturities of three months or less. The Group’s working capital as of June 30, 2026 was approximately $1.9 million. Historically, the Group has funded its operations, including capital expenditures, primarily through cash flow from operating activities, advances from related parties, and equity financing. The Group’s shelf registration statement for offer up to $250 million securities was declared effective by the SEC on November 21, 2025. Management believes that its existing cash and cash equivalents, the cash generated from operations, and ATM facility are sufficient to fund our operations and capital expenditure requirements for at least the next 12 months. As a result, the substantial doubts about the Group’s going concern were alleviated. These financial statements do not include any adjustment relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

The Group may, however, need additional cash resources in the future if the Group experiences changes in business conditions or other developments, such the need to develop new games and features or enhance its existing games, improve its operating infrastructure, or acquire complementary businesses, personnel or technologies., or if the Group finds and wishes to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Group may seek to issue additional equity or debt securities. The issuance and sale of additional equity would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict its operations. The Group cannot assure you that financing will be available in amounts or on terms acceptable to the Group, if at all.

4) Revenue Recognition

The Group recognizes revenue in accordance with ASC606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Group satisfies a performance obligation.

Revenue is measured at the fair value of the consideration received or receivable for the sales of services in the ordinary course of the Group’s activities.

The Group generates its revenue through publishing advertisements on various advertising platforms. The Group’s performance obligation is to provide customers with access to the advertising solutions. The transaction price is the product of either the number of completions of agreed upon actions or advertisements displayed and the contractually agreed upon price per advertising unit. Revenues are recognized at the point-in-time the advertisements are displayed in the game or the services has been completed as the customer simultaneously receives and consumes the benefits provided from these services. The revenue is estimated based on advertising data for each month and revised after confirmation of revenues with various advertising agencies.

When another party is involved in providing goods or services to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the specified services itself (i.e., the Group is a principal) or to arrange for those services to be provided by the other party (i.e., the Group is an agent).

The Group is a principal if it controls the specified services before those services are transferred to a customer. The Group is an agent if its performance obligation is to arrange for the provision of the specified services by another party. In this case, the Group does not control the specified services provided by another party before those services are transferred to the customer. When the Group acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified services to be provided by the other party. This evaluation is performed separately for each performance obligation identified. For the six months ended June 30, 2026 and 2025, there was no revenue recognized on a net basis where the Group is acting as an agent.

5) Cash and Cash Equivalents

Cash consists of cash on hand and cash in banks. The Group considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

6) Accounts Receivable and Expected Credit Loss

Trade receivables represent amounts due from customers for services provided in the ordinary course of business. The majority of the Group’s trade receivables relate to advertising services. Trade receivables are generally due within 30 to 60 days from the invoice date and are classified as current assets.

Trade receivables are recorded at the invoiced amount, net of an allowance for credit losses. The Group accounts for expected credit losses on trade receivables in accordance with ASC Topic 326, Financial Instruments—Credit Losses (“ASC 326”).

The allowance for credit losses represents management’s estimate of expected credit losses over the contractual life of the receivables. In estimating expected credit losses, the Group considers historical credit loss experience, the aging of outstanding receivable balances, customer-specific financial conditions, current economic conditions, and reasonable and supportable forecasts of future economic conditions that may affect customers’ ability to pay.

The Group generally evaluates trade receivables that share similar risk characteristics on a collective basis and may evaluate certain receivables individually when specific information indicates that the credit risk of such receivables differs from that of the broader portfolio.

The Group utilized an aging-based provision matrix and other appropriate methodology to estimate expected credit losses. Historical loss rates are adjusted, as necessary, to reflect current conditions and reasonable and supportable forecasts.

Changes in the allowance for credit losses are recognized in earnings. Trade receivables are written off against the allowance when they are deemed uncollectible. Recoveries of amounts previously written off are recognized when received.

7) Account and Other Payables

Accounts Payable primarily consist of amounts due to advertising platforms and agencies for marketing services, as well as game development fees owed to third-party game suppliers. Other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. These payables are typically settled within the standard payment terms contracted with the respective suppliers. These payables do not bear interests.

8) Leases

The Group accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). The Group determines whether an arrangement is or contains a lease at contract inception.

Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities are initially measured at the present value of the lease payments not yet paid over the lease term. When the rate implicit in the lease is not readily determinable, the Group uses its incremental borrowing rate based on the information available at the lease commencement date.

The lease term includes the noncancelable period of the lease and periods covered by options to extend the lease when the Group is reasonably certain to exercise such options, as well as periods covered by options to terminate the lease when the Group is reasonably certain not to exercise such options.

Operating lease ROU assets are initially measured at the amount of the operating lease liability, adjusted for lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

For operating leases, lease expense is recognized on a straight-line basis over the lease term. Subsequent to commencement, the operating lease liability is measured at the present value of the remaining lease payments, and the ROU asset is reduced by the difference between the straight-line lease expense and the interest accretion on the lease liability, adjusted for any impairment, prepaid or accrued lease payments, and lease incentives, as applicable.

The Group reviews its operating lease ROU assets for impairment in accordance with ASC Topic 360, Property, Plant, and Equipment, when events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable.

The Group has elected not to recognize ROU assets and lease liabilities for short-term leases with an initial term of 12 months or less. Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term.

9) Intangible assets

Patents and licenses

Cost for applying and registering patents, trademark and copyright are capitalized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights.

10) Income Taxes

The Group accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”).

Current income taxes are recognized based on taxable income for the applicable period in accordance with the tax laws and regulations of the respective tax jurisdictions in which the Group operates.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect of a change in enacted tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Group evaluates the realizability of its deferred tax assets based on the weight of available positive and negative evidence. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Group considers, among other factors, historical operating results, cumulative losses, forecasts of future taxable income, the reversal of existing taxable temporary differences, and available tax-planning strategies.

The Group recognizes the effect of an uncertain tax position only when it is more likely than not, based on the technical merits, that the tax position will be sustained upon examination by the relevant taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Group recognizes interest and penalties related to uncertain tax positions as a component of income tax expense.

For interim reporting periods, the Group determines its income tax provision in accordance with ASC Topic 740-270, Income Taxes—Interim Reporting. The Group generally applies an estimated annual effective tax rate to year-to-date ordinary income or loss and recognizes the tax effects of discrete items in the interim period in which they occur.

11) Financial Instruments

The Group’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, other receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate their fair values due to their short-term maturities.

12). Loss per share

The Group presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

The weighted average number of common shares outstanding used in the calculation of basic and diluted net loss per share for the six months ended June 30, 2026 and 2025 have been retroactively restated to reflect the 16,825,577 shares of common stock issued to the shareholders of the accounting acquirer in connection with the reverse merge closed on October 3, 2025.

Shares of the legal acquirer outstanding prior to the reverse merge, including 196,933 shares originally outstanding, 2,619,876 shares issued in a pre-merger equity line fund raising, and 279,997 shares resulting from the conversion of the Preferred C common stock, are reflected in the weighted average share count only from the date of the merger (October 3, 2025) through June 30, 2026.

The weighted average number of shares was retroactively changed to reflect the 1-to-4 reverse stock split that occurred on October 7, 2025.

13). Fair value of assets and liabilities

The fair values of applicable assets and liabilities, are determined and categorized using a fair value hierarchy as follows:

(a)	Level 1 - the fair values of assets and liabilities with standard terms and conditions and which trade in active markets that the Group can access at the measurement date are determined with reference to quoted market prices (unadjusted).

(b)	Level 2 - in the absence of quoted market prices, the fair values of the assets and liabilities are determined using the other observable, either directly or indirectly, inputs such as quoted prices for similar assets/liabilities in active markets or included within Level 1, quoted prices for identical or similar assets/liabilities in non-active markets.

(c)	Level 3 - in the absence of quoted market prices included within Level 1 and observable inputs included within Level 2, the fair values of the remaining assets and liabilities are determined in accordance with generally accepted pricing models.

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Except as disclosed in the respective notes, the carrying amounts of the current financial assets and financial liabilities, including cash and bank balances, trade and other receivables, trade and other payables approximate their respective fair values due to their short maturity nature.

14) Commitments and Contingencies

The Group accounts for loss contingencies in accordance with ASC Topic 450, Contingencies (“ASC 450”).

The Group records an accrual for a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. If a loss is probable and a range of loss can be reasonably estimated but no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued.

When a loss is reasonably possible but not probable, or when a loss is probable but the amount cannot be reasonably estimated, the Group discloses the nature of the contingency and an estimate of the possible loss or range of loss, if such an estimate can be made.

The Group evaluates its contingencies on an ongoing basis and adjusts its accruals and related disclosures as additional information becomes available.

15) Recent accounting pronouncement

ASU 2025-05 — Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC Topic 606. The amendments also provide entities other than public business entities with an accounting policy election related to the consideration of subsequent cash collections when estimating expected credit losses for such assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim reporting periods within those annual reporting periods, with early adoption permitted. The Group adopted ASU 2025-05 effective January 1, 2026. The adoption of ASU 2025-05 did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

ASU 2024-03 and ASU 2025-01 — Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments require public business entities to disclose additional information about certain expenses included in relevant expense captions presented on the face of the income statement, including, among other items, purchases of inventory, employee compensation, depreciation, and intangible asset amortization, as applicable. In January 2025, the FASB issued ASU 2025-01, which clarified the effective date of ASU 2024-03. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statement disclosures.

3.	Cash and cash equivalents

	As of June 30,	As of December 31,
	2026	2025
	USD	USD

Cash in bank	12,035,390	1,931,174
Total	12,035,390	1,931,174

4.	Accounts Receivable

Accounts receivable, net, consists of the following:

	As of June 30,	As of December 31,
	2026	2025
	USD	USD

Accounts receivable	9,933,351	5,897,665
Less: allowance for credit loss	(153,654)	(208,127)
Accounts receivable, net	9,779,697	5,689,538

Changes in the allowance for credit losses for the six months ended June 30, 2026 and 2025 were as follows:

	June 30,	June 30,
	2026	2025
	USD	USD

Balance at beginning of period	215,603	493,290
Provision (recoveries) for expected credit losses	257,166	(178,221)
Write-offs	(322,467)	(164,892)
Other adjustments / foreign currency translation	3,352	(631)
Balance at end of period	153,654	149,546

5.	Prepayments, net

Prepayments consist of the following:

	As of June 30,	As of December 31,
	2026	2025
	USD	USD

Advance to suppliers	102,988	1,326,916
Total	102,988	1,326,916

6.	Other receivables, net

Other receivables, net consist of the following:

	As of June 30	As of December 31
	2026	2025
	USD	USD
Consideration receivable from divestment	2,649,859	2,649,859
Employee advances	123,932	133,092
Prepaid GST	24,717	24,717
Loan receivable*	-	1,014,654
Other	17,558	49,407
Total	2,816,066	3,871,729

*	The loan was originally advanced when the borrower was a related party of the Group. The borrower ceased to be a related party in August 2024. Accordingly, the outstanding balance was classified as a third-party loan receivable as of December 31, 2025. The balance was fully repaid during the six months ended June 30, 2026.

7.	Lease

The Group leases office facilities and other premises under non-cancelable operating lease agreements with various expiration dates. The Group determines whether an arrangement is or contains a lease at contract inception.

Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. When the rate implicit in the lease is not readily determinable, the Group uses its incremental borrowing rate based on the information available at the lease commencement date.

Operating lease expense is recognized on a straight-line basis over the lease term.

For the three and six ended June 30, 2026, rent expenses for the operating leases were US$39,975 and US$85,018.

For the three and six ended June 30, 2025, rent expenses for the operating leases were US$41,637 and US$88,861.

Cash paid for amounts included in the measurement of lease liabilities were US$15,326 and US$164,316 for the six month ended June 30, 2026 and 2025, respectively.

As of June 30, 2026, the Group’s operating leases had a weighted average remaining lease term of approximately 1.42 years and weighted-average discount rate approximately 4.84%.

The total future minimum lease payments under the non-cancellable operating leases as of June 30, 2026 are as follows:

Year ending December 31,	Minimum lease payments
USD

2026	156,790
2027	5,101
Total lease payments	161,891
Less: Interest	(3,667)
Total lease liabilities	158,224

Future amortization of the Group’s ROU assets is presented below:

Year ending December 31,
USD
2026	81,140
2027	146,127
Total	227,267

8.	Account and other payables

	As of June 30,	As of December 31,
	2026	2025
	USD	USD

Account payable	19,924,016	8,251,166
Payroll Payable	43,561	43,530
Other payables	2,360,824	1,823,350
Total	22,328,401	10,118,046

9.	Revenue

The following table disaggregates the revenue for the six months ended June 30, 2026 and 2025 are as follows:

	June 30,	June 30,
	2026	2025
	USD	USD

Advertisement publishing service	26,122,190	28,854,393
Total	26,122,190	28,854,393

10.	Income tax

The Group recorded no material income tax expense or benefit for the three and six months ended June 30, 2026. The Group’s effective income tax rate differed from the applicable statutory income tax rates primarily due to losses incurred in jurisdictions for which no income tax benefit was recognized and the valuation allowance maintained against the Group’s deferred tax assets.

Following the divestiture of the Group’s legacy mobile hardware business in December 2025, the Group is subject to income taxes in Canada, the United States, Hong Kong and other jurisdictions in which it conducts business, as applicable.

The Group evaluates the realizability of its deferred tax assets based on the weight of available positive and negative evidence. As of June 30, 2026, the Group maintained a full valuation allowance against its net deferred tax assets because management concluded that it is more likely than not that such deferred tax assets will not be realized.

As of June 30, 2026 and December 31, 2025, the Group had no material unrecognized tax benefits.

11.	Intangible assets, net

Intangible assets consist of capitalized patent application fees.

	As of June 30,	As of December 31,
	2026	2025
	USD	USD
Cost
Trademark right	516	498
Copyright	368	356
Patent right	1,695	1,636
Total	2,579	2,490
Less: Accumulated amortization	(2,509)	(2,013)
Intangible assets, net	70	477

12.	Share capital

(a) Common Stock

The Group has authorized an unlimited number of common shares without par value and as of June 30, 2026 and at December 31, 2025, has issued and outstanding 24,691,846 and 19,922,402 common shares, respectively.

During the year ended December 31, 2025, the Group issued 2,619,876 common shares (10,479,504 before the 4-1 reverse stock split that occurred on October 7, 2025) under Equity Line of Credit agreement with Hudson Global Ventures, LLC. for total proceeds of $23,027,502.

On October 3, 2025, the Group issued 16,825,577 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) for the Merge of Core Gaming as a Reverse Takeover.

All share and per-share amounts in these financial statements have been retroactively adjusted to reflect this split for all periods presented, unless otherwise noted as “pre-consolidation..”

On June 10, 2026, the Group entered into a securities purchase agreement with an institutional investor in connection with a registered direct offering of 1,969,444 common shares and pre-funded warrants to purchase up to 3,975,000 common shares. The common shares were sold at a purchase price of $0.90 per share, and the pre-funded warrants were sold at a purchase price of $0.89999 per warrant. Each pre-funded warrant is exercisable for one common share at an exercise price of $0.00001 per share and does not expire until exercised in full. The offering generated aggregate gross proceeds of approximately $5.35 million. The Group incurred placement agent fees of approximately $0.37 million and other offering costs of approximately $0.35 million in connection with the offering, resulting in net proceeds of approximately $4.63 million.

During June 2026, holders exercised a portion of the pre-funded warrants. On June 15, 2026, pre-funded warrants to purchase 1,500,000 common shares were exercised for aggregate cash proceeds of $15, and on June 29, 2026, pre-funded warrants to purchase an additional 1,300,000 common shares were exercised for aggregate cash proceeds of $13. As a result of these exercises, the Group issued an aggregate of 2,800,000 common shares during the six months ended June 30, 2026. As of June 30, 2026, pre-funded warrants to purchase 1,175,000 common shares remained outstanding, with an exercise price of $0.00001 per share.

(b) Preferred C shares

The Company is authorized to issue 2,000 shares of Series C Preferred Stock with a stated value of $1,000 per share. As of June 30, 2026 and December 31, 2025, no shares of Series C Preferred Stock were issued and outstanding.

(c) Stock Options

The Group has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Group’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

Stock options outstanding as at June 30, 2026 are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
13-Apr-22	1	1	$138,600	13-Apr-27	0.79
Total	1	1	$138,600		0.79

Restricted Share Units issued as part of the stock option plan which are outstanding as of June 30, 2026 are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	4	4	519,120
13-Apr-22	2	2	554,400

RSU, June 30, 2026	6	6	530,880

(d) Agents’ Options

Agents’ options issued and outstanding as of June 30, 2026 are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
11-Jan-22	1	1	$1,275,120	11-Jan-27	0.53
31-Oct-23	24	24	$3,604	31-Oct-28	2.34
Total Agent options at June 30, 2026	25	25	$54,464		2.27

13.	Common Stock Warrant

The Group accounts for common stock warrants as equity instruments in accordance with ASC 815-40, Contracts in Entity’s Own Equity. The warrants are (i) indexed to the Group’s own stock and (ii) meet the criteria for equity classification, as the Group maintains the ability to settle the warrants in shares and no cash-settlement triggers exist that are outside the Group’s control. Accordingly, these warrants are recorded in additional paid-in capital at their relative fair value on the date of issuance and are not subject to subsequent remeasurement.

In connection with the Merger on October 3, 2025, the Group issued an aggregate value of $5,600,000 pre-funded common stock purchase option to BSD Capital Ltd which are subject to a one-year lock-up period from the date of issuance with an exercise price of $0.0001 per share. The Option has a term of seven years and expires on October 3, 2032. The number of pre-funded warrants outstanding fluctuates directly with the stock price to guarantee an aggregate value of $5,600,000. At the close of business on June 30, 2026, the Group’s share price was $0.71 resulting in 7,887,324 pre-funded warrants outstanding which is an increase of 4,451,941 pre-funded warrants over the 3,435,383 pre-funded warrants outstanding at December 31, 2025.

The balance of the warrants are as follow:

	Warrants		Pre-funded warrants		Pre-funded warrants
	11-Jan-22		31-Oct-23		3-Oct-25		Total
	#of units	Amount	#of units	Amount	#of units	Amount	#of units	Amount
Balance, December 31, 2024	-	$-	-	$-	-	$-	-	$-
Warrant arising from acquisition of Siyata PTT	80	$-	56	$100	-	$-	136	$100
Issuance of warrants	-	$-	-	$-	3,435,583	$5,600,000	3,435,583	$5,600,000
Balance, December 31, 2025	80	$-	56	$100	3,435,583	$5,600,000	3,435,719	$5,600,100
Issuance of warrants	-	$-	-	$-	4,451,941	$-	4,451,941	$-
Balance, June 30, 2026	80	$-	56	$100	7,887,324	$5,600,000	7,887,460	$5,600,100

14.	Acquisition of Siyata Mobile

The total consideration transferred for accounting purposes was determined based on the fair value of the equity interests that Core Gaming would have been required to issue to the former shareholders of Siyata Mobile to provide them with the same percentage ownership interest in the combined entity that they received as a result of the merger. The fair value of Core Gaming’s outstanding equity interests immediately before the merger was $160,000,000, representing an 84.46% ownership interest in the combined entity post-merger. Consequently, the total fair value of the combined entity’s equity was derived as approximately $189,448,487. The implied fair value of the deemed consideration attributable to the former shareholders of Siyata Mobile was calculated based on the remaining 15.54% ownership interest, amounting to $29,448,487.

Goodwill arising from the transaction was calculated as the excess of the deemed consideration over the fair value of Siyata Mobile’s identifiable net assets acquired. As of the acquisition date, the fair value of Siyata Mobile’s net assets was $15,438,987. Accordingly, goodwill of $14,009,500 was recognized.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the accounting acquiree as of October 3, 2025:

Cash	3,510,499
Trade and other receivables	2,744,789
Prepaid expenses	270,878
Inventory	2,523,487
Advance to suppliers	329,260
Long term receivable	170,414
Right of use assets	448,883
Equipment	142,484
Intangible Assets	10,067,545
Total assets	20,208,239
Loans to financial institutions	1,642,477
Accounts payable and accrued liabilities	2,616,250
Lease obligations	381,178
Warrant and preferred share liability	100
Long term lease liability	129,247
Total liability	4,769,252
Net assets	15,438,987

15.	Certain Risks and Concentration

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash held in banks. The cash balance in each financial institution in the United States is insured by the FDIC up to $250,000. As of June 30, 2026, a cash balance of $3,806,609 was maintained at a financial institution in United States, none of which was subject to credit risk.

The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$64,000) if the bank with which an individual/company holds its eligible deposit fails. As of June 30, 2026, a cash balance of $8,228,781 was maintained at a financial institution in Hong Kong, of which approximately $ 7,912,367was subject to credit risk. Management believes that the financial institution is of high credit quality and continually monitors its credit worthiness.

Customer concentration risk

For the six months ended June 30, 2026, two customers accounted for 59.0% and 19.4% of the Group’s total revenues.

For the six months ended June 30, 2025, two customers accounted for 23.0% and 18.8% of the Group’s total revenues.

As of June 30, 2026, two customers accounted for 51.3% and 31.4% of the Group’s total accounts receivable. As of December 31, 2025, six customers accounted for 18.7%,14.4%,13.7%,12.7%,10.7%, and 10.1% of the Group’s total accounts receivable.

Vendor concentration risk

For the six months ended June 30, 2026, three vendors accounted for 50.7%,23.6%, and 17.8% of the Group’s total purchases.

For the six months ended June 30, 2025, two vendors accounted for 35.1% and 26.9% of the Group’s total purchases.

As of June 30, 2026, three vendors accounted for 47.6%,23.4% and 15.0% of the Group’s total accounts payable.

As of December 31, 2025, four vendors accounted for 20.9%,20.1%, 14.3%, 12.9% of the Group’s total accounts payable.

16. Related Party

Related Party

Name of related party	Relationship with the Company
Siyata PTT et Al	A former subsidiary of the Group. Its Chief Executive Officer also serves as a director of the Group.

Due to related party

Due to related party consisted of the following:

	June 30, 2026	December 31, 2025
	US$	US$
Siyata PTT et Al	328,300	-
Total	328,300	-

17.	Subsequent events

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and identified the following subsequent events:

On July 31, 2026, the Group issued a press release announcing that on July 31, 2026, the Group received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Group that it is not in compliance with the minimum bid price requirement for its common shares listed for trading on Nasdaq.

On August 11, 2026, the Group entered into a Market Issuance Sales Agreement (the “Sales Agreement”) with D. Boral Capital LLC (“D. Boral”), to sell common shares for an aggregate offering price of up to $3,539,021 from time to time, through an “at the market offering” (the “ATM facility”) program under which D. Boral will act as a sales agent or principal.